July 17, 2024

Daniel Greenspan
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:  T. Rowe Price Reserve Investment Funds, Inc.
 on behalf of the following series:

 T. Rowe Price Transition Fund (the “Transition Fund”)

 File No.: 811-08279

Dear Mr. Greenspan:

The following is in response to your comment provided on July 3, 2024, regarding the update to the Transition Fund’s registration statement on Form N-1A, which was filed as a POS AMI filing on April 25, 2024.

Comment:

Please confirm that the Transition Fund continues to operate in accordance with the representations made in the March 17, 2021 letter to the Commission.

Response:

We confirm that the Transition Fund continues to operate in accordance with the representations made in the March 17, 2021 letter to the Commission.

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If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345-6646 or, in my absence, Fran Pollack-Matz at 410-345-6601.

/s/ Brian R. Poole
Brian R. Poole
Vice President and Managing Legal Counsel, T. Rowe Price Associates, Inc.